[KLG SEATTLE LETTERHEAD]

April 29, 2022

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, D.C. 20549

Attn: Ameen Hamady

Re:	Bellevue Life Sciences Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted November 5, 2021

CIK 0001840425

Dear Mr. Hamady:

On behalf of Bellevue Life Sciences Acquisition Corp. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) on December 2, 2021 with respect to the Company’s Draft Registration Statement on Form S-1 (CIK 0001840425) (the “Draft Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting by EDGAR the Registration Statement (the “Registration Statement”) that includes responsive changes to the Staff’s comments as noted below. The bold type below is the Staff’s comments and the regular type constitutes the Company’s responses thereto.

General

1.

We note that the warrants are exercisable 30 days after the consummation of the initial business combination. Since the warrants may be exercisable within one year, please include in the registration statement the common stock underlying the warrants. See Compliance and Disclosure Interpretations Securities Act Sections Question 103.04.

This	will confirm that the Registration Statement includes registration of the common stock underlying the warrants.

2.	We note the exclusive forum provision in the warrant certificate and warrant agreement. Please provide clear disclosure of this provision in the prospectus.

This will confirm that the Registration Statement includes clear disclosure describing the exclusive forum provision in the warrant and warrant agreement. Please see pages 50 and 140-141 in the Registration Statement.

Index to Financial Statements, page F-1

3.

We note you included financial statements as of and for the nine months ended September 30, 2021 in your amended filing. Please further revise your filing to include the corresponding period of the preceding fiscal year for the Statements of Operations, Statements of Changes in Stockholder’s Equity (Deficiency), and Statements of Cash Flows. Please refer to Rule 3-02 and Rule 3-04 of Regulation S-X.

This will confirm that the Registration Statement includes the Company’s financial statements for the year-ended December 31, 2020 and 2021 in accordance with Rule 3-02 and Rule 3-04 of Regulation S-X.

U.S. Securities and Exchange Commission

April 29, 2022

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (206) 370-7809.

Very truly yours,

/s/ Gary J. Kocher

cc: Kuk Hyoun Hwang, Chief Executive Officer